Exhibit 99.1

Nano Dimension Appoints a New Chairman

Seasoned Executive Ofir Baharav will replace Avi Reichental as Nano Dimension’s Chairman

NESS ZIONA, Israel, Dec. 26, 2019 (GLOBE NEWSWIRE) -- Nano Dimension Ltd., a leading Additively Manufactured Electronics (AME) provider (NASDAQ, TASE: NNDM), announced today that Mr. Ofir Baharav will replace its retiring Chairman of the Board, Mr. Avi Reichental, following his resignation from the company’s board of directors, effective December 24, 2019.

Mr. Ofir Baharav has been serving on the board of directors of Nano Dimension since October 2015. He is a partner and executive in Stratus Venture Group Florida. He founded and ran 3D printing and semiconductors companies, operating in the United States, China, Japan, Korea and Europe. He is a named inventor on over 10 patents in software and hardware.

Mr. Baharav was a VP Product Portfolio in Stratasys, Ltd., where he worked to convert a slow moving product line into Stratasys’ fastest growing segment. He was the founder and CEO of Xjet Ltd., raised over $60M in capital and led Xjet from inception to first product sales in less than two years, installing machines in China, Singapore and Germany. In Credence Systems Corporation (Nasdaq: CMOS), Ofir was Executive VP Products, and contributed to the company’s generating $450M in annual revenue, controlling $120M in R&D budget, cooperating with industry leaders such as Intel and Toshiba. Prior to that, as the President of Optonics Inc., he led its growth from a four-person company to 120 employees and over $100M in sales with 25% net profit in five years. Ofir was the founder and President of Healinx/Relayhealth Corporation the world’s first patient/doctor e-visit platform, where he raised $26M from premier venture capital firms, and later sold the company to McKesson (Nasdaq: MCK) for $50M.

Upon his departure, Avi Reichental commented: “I am deeply grateful for the time I got to serve as Chairman of the Board of Nano Dimension through a period of innovation, product commercialization and global expansion. I am pleased with the significant progress, which has been made to position the company for growth, and particularly with the strengthened leadership of the company. I have full confidence in Yoav, Ofir, Amit and the rest of the Nano Dimension team, and I remain excited about the future of the company.”

“On behalf of the company, I thank Avi for his service and support, as Nano Dimension was built into a global leader in additively manufactured electronics,” commented Amit Dror, co-founder and outgoing CEO. “Avi worked with us since April 2017, as we transformed and grew the company. We wish him the best success in his endeavors.”

About Nano Dimension

Nano Dimension (Nasdaq, TASE: NNDM) is a leading provider of additively manufactured electronic (AME) machines. The company develops and sells 3D-printers of specialized electronic components and sub-assemblies, disrupting, reshaping, and defining the future of the overlap between printed-circuit-boards (PCB) and semi-conductors industries. Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features. Unique miniatured circuitry, including PCBs, are the heart of modern electronic technologies – within markets such as defense, aviation, space, medical devices, automotive, IoT and telecom. Nano Dimension’s products and services incorporate rapid prototyping and short-run manufacturing of otherwise expensive and/or non-producible micro-electronics devices. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the future of the company. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 14, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT
Yael Sandler, CFO | ir@nano-di.com

NANO DIMENSION PR CONTACT
Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com